HEALTH SYSTEMS SOLUTIONS, INC.
405 North Reo Street
Suite 300
Tampa, Florida 33609

Mr. Stephen G. Krikorian Accounting Branch Chief Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Health Systems Solutions, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2007
SEC File No. 000-27197
Our File No. 52570.39260

Dear Mr. Krikorian:

The following constitutes the Company’s response to each of the comments made in the Staff’s letter dated September 26, 2008, in the order set forth in that letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Consolidated Statements of Operations, page F-3

1.	We are considering your responses to prior comments 2a, 2b and 2d and have the following further comments:

a.
We note your statement that your software costs were capitalized under SOP 98-1 or as purchase price allocations from business combinations. With regard to the software acquired from VHT and CareKeeper Solutions, please identify the software acquired and whether the software was used internally or sold, leased or otherwise marketed as a separate product or as part of a product or process. We note that information contained in press releases issued at the time of these acquisitions in 2006 suggests that both of these entities sold or otherwise marketed software solutions to customers. Explain how this software was used by the company following the acquisitions. If used internally, indicate the specific purpose for which the software was used.

HSS Response:

Analyzer Software

We acquired the Analyzer software as part of the acquisition of VantaHealth Technologies (VHT).   This software provides decision support information based on the analysis of financial data extracted from our client’s billing system.  At the time of the acquisition and as disclosed in our press release dated April 7, 2006, our plan was to market this product as a hosted application that our clients would access through the World Wide Web.  A major component of the Analyzer is a reporting tool that benchmarks the client’s data with the data of other home health care agencies.  While we continue to host the benchmarking tool, our plans to exclusively host the Analyzer never came to fruition.  As we stated in our August 26 response, we continue to market, sell, and install the software on our clients’ servers.

VividCare/VividNet Software

We acquired VividNet software and VividCare software by acquiring CareKeeper Software, Inc.  VividNet and VividCare are back office accounting and workflow management modules that include scheduling, billing, payroll, revenue, and accounts receivable.  VividCare is a client based application that we offer for sale and install on our clients’ servers.

VividNet was developed to replace VividCare as a hosted application in lieu of a client based application.  We acquired CareKeeper when VividNet was in the Beta or final development stage.  We market VividNet as a hosted application that is accessible via the World Wide Web.  In addition, our clients do not have a legal right or any option to self host the software.  We use the software internally so we can serve our clients.  Based on these facts we classify the software as held for internal use under SOP 98-1.

b.
We are considering your response to prior comment 2b. We note that you have classified Vividnet and Advantage software as having been developed for internal use. Disclosures on page 2 of your form 10-K suggest that these are software solutions marketed to your customers. Please explain why you have not identified these products as falling within the scope of SFAS 86 and why you do not consider them to represent costs of revenue despite your discussion of them as solutions offered to customers. Further explain the specific internal processes for which this software is used.

HSS Response:

Our analysis of SFAS 86, SOP 97-2, SOP 98-1 and EITF 003, specifically the following excerpts, lead us to conclude that Advantage and VividNet fall under SOP 98-1 and not SFAS 86 and therefore should be considered software developed for internal use.

Advantage and VividNet customers do not acquire or take possession of the software.  We cite and refer to the following excerpt from SOP 98-1 paragraph 15, “…software for internal use, though it may be used in developing a product, is not part of or included in the actual product or service sold. If software is used by the vendor in the production of the product or providing the service but the customer does not acquire the software or the future right to use it, the software is covered by this SOP.”

We host Advantage and VividNet, however our customers have no contractual right to take possession of the software at any time during the hosting period.  We cite and refer to EITF 003, paragraph 5, “The Task Force reached a consensus that a software element covered by SOP 97-2 is only present in a hosting arrangement if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. Therefore, SOP 97-2 only applies to hosting arrangements in which the customer has such an option. Arrangements that do not give the customer such an option are service contracts and are outside the scope of SOP 97-2.”

Finally, Advantage and Vividnet do not fall under the scope of SOP 97-2 and therefore should not be accounted for by Statement 86.  We cite and refer the following from EITF 003, paragraph 7 that supports this position, “the Task Force observed that if the vendor sells, leases, or licenses software that is within the scope of SOP 97-2, then the development costs of such software should be accounted for in accordance with Statement 86. Conversely, if the vendor never sells, leases, or licenses the software in an arrangement within the scope of SOP 97-2, then the software is utilized in providing services and the development costs of the software should be accounted for in accordance with SOP 98-1. However, if during such software's development or modification, the vendor develops a substantive plan to sell, lease, or otherwise market the software externally, the development costs of the software should be accounted for in accordance with Statement 86.”

Also, the authors of a widely accepted intermediate accounting textbook, Thomas R. Dyckman, Ronald E. Dukes and Charles J. Davis, define Cost of Sales as the direct costs of goods sold or direct costs of services provided in generating the revenues.  We conclude that the impairment of the software assets held for long-term use did not generate any revenue and therefore believe it is appropriately classified as impairment in operating expenses.

Addressing your request for an explanation of the specific internal processes for which the software is used, Advantage is software we use to service our home health clients.  Advantage is not installed on our clients’ servers. We provide our clients access to a portal that allows them to receive patients’ clinical assessments in an electronic format, audit for errors, and transmit submissions for reimbursement.  This process may be initiated by entering data into a portal on our website, transmitting a scanned file via e-mail or faxing the paper assessment forms to our client service center.  After we receive the data via any of these methods, we convert the data into standard electronic format within our Advantage system.  Once in the system, the data becomes available to our clients on our hosted website where they may utilize the program’s functionality.

VividNet is a back office accounting and workflow management system that includes scheduling, billing, payroll, revenue, and accounts receivable modules.  VividNet is a service which we offer to our clients that is accessed via the World Wide Web.  We use the system internally to host the software so that our clients can utilize the software’s functionality.

Form 8-K Filed on August 14, 2008

2.
We note that the Form 8-K filed on August 14, 2008, under Item 9.01, contains information regarding your second quarter 2008 financial results. Confirm that future filings containing such information will be filed under Item 2.02 of Form 8-K.

HSS Response:

We confirm that on future filings, such financial information will be filed under Item 2.02 of Form 8-K.

3.
Refer to your disclosure in Note 1 and your reconciliation of adjusted EBITDA to net loss. Your statements about adjusted EBITDA throughout this section suggest that you also use this measure as a liquidity measure, since you state that it is an indicator of your capacity to fund capital expenditures and working capital requirements and to generate cash flow from operations. To the extent that you present adjusted EBITDA as a liquidity measure, confirm that you will, in future filings, comply with the requirements of Item 10(e) of Regulation S-K by providing reconciliations to the most directly comparable GAAP measures, including a reconciliation to the most comparable GAAP liquidity measure.

HSS Response:

We confirm that to the extent we use a non-GAAP measure, such as adjusted EBITDA, on our future filings we will comply with the requirements of Item 10(e) of Regulation S-K by providing reconciliations to the most directly comparable GAAP measures, such as liquidity.

4.
Refer to your disclosure in Note 1 where you describe the reasons why you believe the presentation of adjusted EBITDA is useful to investors. In future filings, to the extent material, disclose the additional purposes, if any, for which management uses adjusted EBITDA that are not discussed elsewhere in your filing. Refer to Item 10(e)(1)(i)(D) of Regulation S-K.

HSS Response:

We confirm that on future filings to the extent material, we will disclose additional purposes, if any, for which we use adjusted EBITDA or any other non-GAAP measure that is not discussed elsewhere in our filings in accordance with Item 10(e)(1)(i)(D) of Regulation S-K.  We believe that our Form 8-K filed August 14, 2008 complies with Regulation S-K Item 10(e)(1)(i)(D).

  * * * *

      We trust that the foregoing is responsive to the Staff's comments.  However, should you have any additional questions or comments, please do not hesitate to contact the undersigned directly at 212-798-9400 or at the address indicated above.  Thank you for your assistance.

Sincerely,

Stan Vashovsky
                Chairman of the Board and Chief Executive Officer